EXHIBIT 99.1

Cardiol Therapeutics Achieves Phase III MAVERIC Enrollment Target Ahead of Schedule and Expands Pivotal Trial to Strengthen Assessment of CardiolRx™'s Efficacy

  Original 110-patient enrollment target achieved ahead of the Company's end-of-September guidance.
  The MAVERIC Steering Committee recommends expanding enrollment to up to 150 patients to capture sufficient events for a robust assessment of CardiolRx™'s potential to reduce recurrence risk. The recommendation follows a blinded review showing fewer-than-expected recurrences--an observation the Company views as encouraging.
  Topline results anticipated in mid-2027 following expanded enrollment and study completion.
  Existing capital expected to fund MAVERIC completion, with cash runway into Q1 2028.

TORONTO, Sept. 23, 2026 /CNW/ -- Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, is pleased to announce enrollment progress and plans to expand MAVERIC, the Company's pivotal Phase III randomized, double-blind, placebo-controlled, multi-center trial evaluating CardiolRx™ for the reduction in risk of recurrence in patients with recurrent pericarditis. As of September 23, 2026, 110 patients have been enrolled in MAVERIC, achieving the Company's original recruitment target ahead of its end-of-September guidance.

"A blinded review of events in MAVERIC patients who have been randomized 1:1 to either CardiolRx™ or placebo shows a lower level of pericarditis recurrence than anticipated, an observation we view as encouraging, particularly as we are not aware of changes in routine clinical practice that would explain this finding," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics.

"Our planned enrollment expansion is designed to support the event count needed to preserve the trial's planned statistical power and deliver a more robust assessment of CardiolRx™'s efficacy. Topline results are now anticipated in mid-2027, compared with our previous Q1 2027 guidance. With our cash runway extending into Q1 2028, we are in a strong position to complete MAVERIC and deliver this important clinical readout."

In alignment with the primary endpoint used in the pivotal trial of the only FDA-approved therapy for recurrent pericarditis, MAVERIC's primary efficacy analysis will assess time to a first new episode of pericarditis recurrence. This analysis will evaluate the ability of CardiolRx™ to delay or prevent recurrence over time. The proportion of patients free from a new episode of recurrent pericarditis at the end of the study will be assessed as a secondary endpoint.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™, specifically in acute myocarditis--an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure--a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, anticipation of topline Phase III MAVERIC data mid-2027, the Company's planned expansion of MAVERIC enrollment from 110 to up to 150 patients, the Company's belief that the expansion of MAVERIC enrollment will provide a robust efficacy assessment, the Company's expected cash runway through Q1 2028, and the sufficiency of the Company's capital resources to fund the completion of MAVERIC. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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SOURCE Cardiol Therapeutics Inc.

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For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 06:00e 23-SEP-26